EXHIBIT 99.2

Bank of Montreal

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	IFRS
	Three Months Ended	Year Ended October 31
(in millions of Canadian dollars, except for ratios)	January 31, 2016	2015	2014	2013 (5)	2012 (5)	2011 (5)

EXCLUDING INTEREST ON DEPOSITS

Fixed Charges

Interest expensed and capitalized (excluding deposits) (1)	$388	$1,743	$1,743	$1,881	$2,183	$2,376
Estimated interest within rental expense	35	129	116	130	139	124
Preferred dividend requirement (2)	3	26	54	54	54	54
Total Fixed Charges	$426	$1,898	$1,913	$2,065	$2,376	$2,554

Preferred Dividends Requirement (Parent Entity) (3)	$48	$142	$145	$152	$166	$185
Total Fixed Charges and Preferred Dividends	$474	$2,040	$2,058	$2,217	$2,542	$2,739

Earnings
Income from continuing operations before income taxes (4)	$1,256	$5,341	$5,236	$5,250	$5,030	$3,922
Adjusted for: Earnings and distributions related to equity investees	(37)	(129)	(55)	(155)	(148)	(102)
Fixed Charges (excluding preferred dividend requirement)	423	1,872	1,859	2,011	2,322	2,500
Earnings	$1,642	$7,084	$7,040	$7,106	$7,204	$6,320

Ratio of Earnings to Fixed Charges, excluding interest on deposits	3.86	3.73	3.68	3.44	3.03	2.47

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.47	3.47	3.42	3.21	2.83	2.31

INCLUDING INTEREST ON DEPOSITS

Fixed Charges

Interest expensed and capitalized (including deposits) (1)	$1,077	$4,424	$4,608	$4,608	$4,854	$5,069
Estimated interest within rental expense	35	129	116	130	139	124
Preferred dividend requirement (2)	3	26	54	54	54	54
Total Fixed Charges	$1,115	$4,579	$4,778	$4,792	$5,047	$5,247

Preferred Dividends Requirement (Parent Entity) (3)	$48	$142	$145	$152	$166	$185
Total Fixed Charges and Preferred Dividends	$1,163	$4,721	$4,923	$4,944	$5,213	$5,432

Earnings
Income from continuing operations before income taxes (4)	$1,256	$5,341	$5,236	$5,250	$5,030	$3,922
Adjusted for: Earnings and distributions related to equity investees	(37)	(129)	(55)	(155)	(148)	(102)
Fixed Charges (excluding preferred dividend requirement)	1,112	4,553	4,724	4,738	4,993	5,193
Earnings	$2,331	$9,765	$9,905	$9,833	$9,875	$9,013

Ratio of Earnings to Fixed Charges, including interest on deposits	2.09	2.13	2.07	2.05	1.96	1.72

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	2.00	2.07	2.01	1.99	1.89	1.66

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends declared by consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends declared by the parent entity.
(4)	Adjusted for capitalized interest.
(5)	Comparative figures have been restated to reflect the impact of the adoption of accounting standards as described on pages 130 to 131 of our 2014 Annual Report.